UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2022

COMMISSION FILE NUMBER 001-40173

MeaTech 3D Ltd.
(Translation of registrant’s name into English)

MeaTech 3D Ltd.
18 Einstein St., P.O. Box 4061
Ness Ziona 7414001 Israel
+972 -77-541-2206
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F:

Form 20‑F ☒     Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

RESIGNATION OF DIRECTOR

Following his resignation as Chief Executive Officer and Chief Technology Officer of MeaTech 3D Ltd. (the “Company”), on February 7, 2022, Mr. Sharon Fima informed the Company of his resignation from its Board of Directors, effective immediately, Mr. Fima noted that he has no disagreements with Management about the state of the Company’s business and its financial reporting, and re-iterated that he intends to continue supporting the Company.

SPECIAL GENERAL MEETING

The Company announces that it will hold a Special General Meeting of Shareholders (the “Meeting”) at its new executive offices at 5 David Fikes St., Rehovot, Israel 7632805 on Tuesday, March 15, 2022 at 4:00 p.m. Israel time. The Company is distributing a proxy statement (which includes the full version of the proposed resolutions) and a proxy card to all shareholders of record. A notice with additional information about the Meeting and proxy statement which includes the full version of the proposed resolutions, and a proxy card are attached hereto respectively as Exhibits 99.1 and 99.2.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MeaTech 3D Ltd.

By:	/s/ Arik Kaufman
Name: Arik Kaufman
Title: Chief Executive Officer

Date: February 7, 2022

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Notice of Special General Meeting of Shareholders and Proxy Statement dated February 7, 2022

99.2	A Proxy Card, by means of which holders of American Depositary Shares, evidenced by American Depositary Receipts, of the Company may vote at the meeting without attending in person.

99.3	A Proxy Card, by means of which holders of ordinary shares of the Company may vote at the meeting without attending in person.